UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-Q for the period ended: March 31, 2009

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Full Name of Registrant: B & D Food Corp.

Address of Principal Executive Office (Street and Number): 575 Madison Avenue, New York, NY 10022

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

(b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART III — NARRATIVE

B&D Food Corp. is unable to file its form 10-Q for the period ending March 31, 2009 within the prescribed period due to ministerial difficulties without unreasonable effort or expense. Such difficulties prevent B&D Food Corp. from filing the report because such information is integral to the report. B&D Food Corp. fully expects to be able to file such report within the additional time allowed by this report.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Daniel Ollech +972 2 586 8601.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? No

B&D Food Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized on May 15, 2009.

By: /s/ Daniel Ollech